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                         TARRAGON REALTY INVESTORS, INC.
                            1775 BROADWAY, 23RD FLOOR
                            NEW YORK, NEW YORK 10019

                                  June 16, 2003


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
         Attn: David Ritenour

         RE:      Tarragon Realty Investors, Inc.
                  Withdrawal of Registration Statement on Form S-3 (File No. 333-97933, filed August 12, 2002)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Tarragon Realty Investors, Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of Tarragon Realty Investors, Inc. Registration Statement on Form S-3 (File No. 333-97933) as originally filed August 12, 2002 and all exhibits thereto (the "Registration Statement"). Tarragon Realty Investors, Inc. ultimately made other arrangements in connection with the $2,000,000 line of credit with Regions Bank which relieved the necessity for registration of the 300,000 shares of common stock covered by such Registration Statement. Accordingly, Tarragon Realty Investors, Inc. no longer wishes to pursue registration of those securities pursuant to the Registration Statement. No securities were sold in connection with the Registration Statement. This application for withdrawal of the entire Registration Statement is made before the effective date of the Registration Statement and should be deemed to be granted at the time the application is filed with the Securities and Exchange Commission unless within fifteen (15) calendar days after the date of filing of this application, the Securities and Exchange Commission notifies the Registrant that the application for withdrawal will not be granted.

         Tarragon Realty Investors, Inc. respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Tarragon Realty Investors, Inc.'s account for future use.

                            Sincerely,

                            /s/ Erin D. Pickens

                            Erin D. Pickens
                            Executive Vice President and Chief Financial Officer



cc:      Steven C. Metzger, Esq.
         Prager, Metzger & Kroemer PLLC
         2626 Cole Avenue, Suite 900
         Dallas, Texas 75204-1083